SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

VIAVI SOLUTIONS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
0.625% Senior Convertible Notes due 2033
(Title of Class of Securities)

46612J AF8
(CUSIP Number of Class of Securities)

Kevin Siebert
General Counsel
Viavi Solutions Inc.
6001 America Center Drive, 6th Floor
San Jose, California 95002
(408) 404-3600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Ed Batts, Esq.
Stephen Ashley, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
(650) 614-7400

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$277,019,000	$34,488.87

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 0.625% Senior Convertible Notes due 2033 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of July 18, 2018, there was $277,019,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $277,019,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $34,488.87	Filing Party: Viavi Solutions Inc.
	Form or Registration No.: Schedule TO	Date Filed: July 18, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Introductory Statement
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Viavi Solutions Inc. (the “Company”) on July 18, 2018, as amended by Amendment No. 1 filed with the SEC on July 25, 2018 (as amended, the “Schedule TO”), relating to the right of each holder (the “Holder”) of the Company’s 0.625% Senior Convertible Notes due 2033 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”), as set forth in the Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018, as amended by Amendment to Company Repurchase Notice, dated July 25, 2018 (as amended, the “Company Repurchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).
This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Put Option Documents.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Put Option expired at 12:00 midnight, New York City time, at the end of the day on August 14, 2018. The Company has been advised by Wells Fargo Bank, National Association, the Paying Agent, that $134,284,000 aggregate principal amount of Notes were validly surrendered for repurchase, and not validly withdrawn, pursuant to the Put Option. The Company has accepted all such Notes for payment and will pay for such Notes with available cash. After giving effect to the repurchase pursuant to the Put Option, $142,735,000 aggregate principal amount of Notes remains outstanding.
Item 12.    Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(1)(A)	Company Repurchase Notice to the Holders of 0.625% Senior Convertible Notes due 2033, dated July 18, 2018, including form of Repurchase Notice and form of Withdrawal Notice.*
(a)(1)(B)	IRS Form W-9.*
(a)(1)(C)	Amendment to Company Repurchase Notice, dated July 25, 2018.*
(a)(5)(A)	Press release dated July 18, 2018.*
(a)(5)(B)	Press release dated July 25, 2018.*
(a)(5)(C)	Press release dated August 15, 2018.
(b)	None.
(d)(1)	Indenture, dated as of August 21, 2013, between JDS Uniphase Corporation and Wells Fargo Bank, National Association. (1)
(d)(2)	Form of 0.625% Senior Convertible Notes due 2033. (2)
(g)	None.
(h)	None.

*	Previously filed as exhibits to the Schedule TO.

(1)	Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013.

(2)	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 000-22874) filed on August 21, 2013.

Signature
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viavi Solutions Inc.

	By:	/s/ Amar Maletira
Amar Maletira
Chief Financial Officer

Dated: August 15, 2018